Exhibit 99.116

Energy Fuels and Strathmore Announce Completion of Acquisition of Strathmore and Conference Call to Update Shareholders

Toronto, Ontario – September 3, 2013

Energy Fuels Inc. (TSX: EFR) (OTCQX: EFRFF) (“Energy Fuels” or the “Company”) and Strathmore Minerals Corp. (“Strathmore”) (TSX: STM) (OTCQX: STHJF)are pleased to announce the completion of the Company’s acquisition of Strathmore. In this previously announced transaction, Energy Fuels acquired, by way of a plan of arrangement (the “Arrangement”), all of the issued and outstanding shares of Strathmore. The Arrangement was completed under the Business Corporations Act (British Columbia) and was previously approved by the Supreme Court of British Columbia. Under the Arrangement, which took effect at 11:59 p.m. (Toronto time) on August 30, 2013 (the “Closing”), Strathmore shareholders received 1.47 common shares of Energy Fuels for each common share of Strathmore held, and now own approximately 19.5% of the common shares of Energy Fuels currently outstanding.

Also effective as of the Closing, Energy Fuels increased the size of its board of directors to eleven (11) directors. Steven Khan, the former President and a Director of Strathmore, and Eun Ho Cheong, the Vice President Overseas Resources Project Development for Korea Electric Power Corporation (“KEPCO”), have been appointed as directors.

Stephen P. Antony, President and CEO of Energy Fuels commented: “Energy Fuels’ acquisition of Strathmore Minerals is an important step toward achieving our goal of becoming the dominant uranium producer within the US, which is the world`s largest nuclear power market and heavily dependent on imported uranium for over 90% of its supply requirements. Energy Fuels possesses a large, unique portfolio of US uranium assets, which should grow in strategic importance, as we believe the US will increasingly focus on secure, domestic energy supplies. In my opinion, the need for a secure, domestic supplier of uranium for the US market will be underscored following the expiration later this year of the US-Russia HEU agreement, which currently provides approximately half of the uranium supply imported into the US. In the past 15 months, we have grown to become the second largest uranium producer in the U.S., with expected production of approximately 1.15million lbs. of U3O8during FY-2013. Furthermore, I believe Energy Fuels now has the potential over time to increase our production, as market conditions warrant, to four to five times current FY-2013 levels, which I believe would represent industry leading production growth potential on a global scale. I am very excited about the future prospects for Energy Fuels and our shareholders, and I look forward to sharing the reasons for my enthusiasm with fellow shareholders on a conference call later this week.”

On August 13, 2013, the shareholders of Energy Fuels approved the acquisition of Strathmore and a share consolidation as described in Energy Fuels’ management information circular dated July 15, 2013, with approval levels being in excess of 99% and 98% respectively. The share consolidation has not been implemented by the Company’s Board of Directors. However, it remains an important, required component of Energy Fuels’ strategy of listing on a recognized US stock exchange, which we believe will benefit the Company’s shareholders by improving access to institutional and retail investors and increasing the trading liquidity of Energy Fuels’ common shares in terms of value traded. Notwithstanding the fact that Energy Fuels’ common shares have been among the top-performing uranium stocks during the past four months, with the Company’s common shares recently trading at and around a 52 week high, the Company continues to evaluate and refine its corporate branding and capital markets strategies in order to further enhance value for its shareholders. To this end, the Company is considering a number of initiatives aimed at strengthening the Company’s corporate brand and capital markets profile, including a modification to the share consolidation ratio and other potential changes, which the Company currently expects to place before the shareholders for approval at a special meeting of shareholders to be held in late October, 2013. Details of such initiatives will be provided in the coming weeks.

Conference Call Friday, September 6th, 2013 at 1pm Eastern Time

Energy Fuels will host a conference call and webcast to update its shareholders and other interested parties on recent developments and ongoing corporate initiatives on Friday, September 6, 2013 at 1pm Eastern Time, details of which will be forthcoming within the next couple of days. An investor presentation, which will be discussed on the conference call and webcast, will also be available on Energy Fuels’ website, approximately one hour prior to the commencement of the live conference call and webcast.

A replay of the conference call and archived version of the webcast will be made available until September 20, 2013. Investors will be able to listen to the replay and access the webcast, which will be archived on the Company’s website.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The Company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.comor under its profile on SEDAR at www.sedar.com.

About Strathmore: Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States, which is now wholly-owned by Energy Fuels Inc.

Additional information about Strathmore Minerals Corp. is available by visiting Strathmore's website at www.strathmoreminerals.comor under its profile on SEDAR at www.sedar.com.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, Strathmore and their projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Strathmore to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012 or Strathmore’s Annual Information Form dated March 27, 2013, which are available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company and Strathmore disclaim, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc. and Strathmore Minerals Corp.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com